September 25, 2024

Rongrong Dai
Chief Financial Officer
Green Giant Inc.
6 Xinghan Road, 19th Floor
Hanzhong City
Shaanxi Province, PRC 723000

       Re: Green Giant Inc.
           Form 10-K for Fiscal Year Ended September 30, 2023
           Filed December 28, 2023
           File No. 001-34864
Dear Rongrong Dai:

        We issued comments on the above captioned filing on April 26, 2024. On May 24, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction